ASX RELEASE | November 26, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT LITHIUM RECEIVES FEDERAL PERMIT TO DEVELOP MINE

•	A Section 404 Permit has been issued to Piedmont Lithium by the US Army Corps of Engineers
•	The Permit was issued 11 months after application and within the Company’s announced timetable
•	The 404 Permit is the only federal permit required for the development of the Piedmont Lithium Mine
•	Piedmont is accelerating its integrated lithium hydroxide strategy with DFS expected in Q4 2020

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has received a Clean Water Act (“CWA”) Section 404 Standard Individual Permit (“Section 404 Permit”) from the US Army Corps of Engineers (“USACE”) for the Company’s 100% owned Piedmont Lithium Project (“Project”) in North Carolina, USA.  The USACE completed an Environmental Assessment (“EA”) of the Project in conjunction with six other state and federal agencies based on Piedmont’s December 2018 permit application and the Company’s responses to agency and public comments.  The EA resulted in a Finding of No Significant Impact for the Project.  The Section 404 Permit is the only federal permit required for the proposed mine and concentrator.
The Company has also received a CWA Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources. HDR Engineering’s Charlotte Office acted as lead consultant in the preparation of both permit applications.
The 404 and 401 permit approvals were achieved on the Company’s planned permit timeline originally announced in April 2018 and represent a major milestone in the development of the Project.
Piedmont Lithium and HDR receiving final permit authorization from USACE

PIEDMONT LITHIUM LIMITED

ABN 50 002 664 4953

www.piedmontlithium.com

+61 8 9322 6322

+61 8 9322 6558

info@piedmontlithium.com

New York Office

28 WE 44th Street, Suite 810

NEW YORK NY 10036

Registered Office

Level 9, 28 The Esplanade

PERTH WA 6000

Piedmont will now accelerate development activities for the integrated lithium chemical business and the Company expects to complete a preliminary feasibility study (“PFS”) for its lithium hydroxide plant in Q2 2020 and a definitive feasibility study (“DFS”) for the Company’s integrated project by the end of 2020.
Keith D. Phillips, President and Chief Executive Officer, commented: “Securing a Section 404 Individual Permit is a major milestone for any natural resource project in the United States, and we are very pleased to have received this authorization. I want to thank our team members and advisors who have worked so diligently and cooperatively throughout this rigorous process, and also express our thanks to the Army Corps of Engineers for the highly professional manner in which they have approached this Project from day one. We will now move forward with the permitting of our chemical plant operations during 2020. Our project is unique in being the only spodumene-to-hydroxide project in the United States, and now also stands out as the most advanced American lithium project from a permitting perspective. We are very excited about the important milestones ahead of us as we look to deliver a DFS for a fully permitted integrated project by the end of 2020.”

For further information, contact:
Keith D. Phillips | President & CEO	Anastasios (Taso) Arima | Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statements
The information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
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